InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

SUPPL

By cou



Leuven, June 28, 2005

Dear M

Subject: ~~Interbrew S~~.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80

InBev

InBev nv/sa

Press Release

Brussels, June 28, 2005 - 1/1

Stella Artois® Taps into the Brazilian Beer Market

InBev S.A. (Euronext: INB) announced today the launch in Brazil of Stella Artois®, one of its three global flagship brands. Following the success the brand has experienced since its launch in Argentina in November last year, Stella Artois® will now also be produced at AmBev's brewery in the state of São Paulo. Initially, it will be available on draught in select venues in the city of São Paulo, and later, in the second phase of the launch, it will be sold in its long-neck bottle.

AmBev master brewer, Gabriel Galembeck, spent the last few months traveling between São Paulo and Leuven, in Belgium, studying its recipe, its special brewing process, and the ritual which involves the pleasure of drinking a Stella Artois®. He brought to the Brazilian brewery the secret of Stella Artois®' authentic flavor, which today is enjoyed in more than 80 countries.

The launch of Stella Artois® in Brazil is yet another step in achieving what the company announced on March 3, 2004, when Interbrew and AmBev revealed they were joining forces to form InBev: a pre-tax total of 140 million euro of annual commercial synergies by 2007.

Commenting on the event, Brent Willis, InBev's Chief Commercial Officer, said: *"InBev is not yet a year old, but already we are witnessing the collective strength of this exciting, new company, and the realization of its powerful synergies. We announced the global launch of Brahma® in March, and now, three months later, we are introducing Stella Artois® into one of the most dynamic beer markets in the world. With this launch, it will be possible for Brazilians to experience the same unique taste of this classic, highly esteemed beer which consumers the world over have been experiencing for many years."*

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel +32 16 27 67 11
Fax +32 16 50 67 11
marianne.amssoms@inbev.com

Patrick Verelst
VP Investors Relations
Tel +32 16 27 65 41
Fax +32 16 50 65 41
patrick.verelst@inbev.com

InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, June 29, 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,



Benoît Loore
Assistant Corporate Secretary

Enclosure: press release




JOINT PRESS RELEASE

InBev partners with PepsiAmericas to introduce Beck's® in Poland

Exclusive long-term alliance offers great win-win

MINNEAPOLIS/BRUSSELS – June 28/29, 2005 – PepsiAmericas, Inc. (NYSE: PAS) and InBev (Euronext: INB) announced today they have entered into an exclusive partnership to sell and distribute Beck's® in Poland. Beck's® will be available to consumers beginning July 4, 2005.

The Polish beer market is an attractive one, with more than 30 million hectoliters – approximately 22 million barrels - and an annual growth rate of 4%, according to CANADEAN (an independent research company). The beer category in Poland is expected to continue to grow, as consumers increasingly trade up to higher quality premium beers – such as Beck's®. PepsiAmericas operates one of the strongest sales and distribution networks in Poland which services more than 40,000 retail accounts, and will now make Beck's available to complement its already strong and growing portfolio.

Poland, which joined the European Union in May 2004, has a population of more than 38 million people.

"We are enthusiastic about our partnership with InBev," said Ken Keiser, President and Chief Operating Officer of PepsiAmericas. *"The addition of Beck's®, one of InBev's global flagship brands, to our already-strong portfolio of beverage products gives us an even greater opportunity to increase consumption occasions, relevancy to our customers, and to more efficiently use our assets."*

Brent Willis, InBev's Chief Commercial Officer commented, *"InBev is excited about entering the Polish market and specifically the highly profitable and fast-growing premium segment. Our partnership with PepsiAmericas provides us access to one of the best distribution networks and sales forces in Poland."*

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Skol®-the third-largest selling beer brand in the world-Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

About PepsiAmericas
PepsiAmericas is the world's second-largest manufacturer, seller and distributor of Pepsi-Cola beverages with operations in 19 U.S. states, Poland, Hungary, the Czech Republic and Republic of Slovakia, and the Caribbean including Puerto Rico, Jamaica, the Bahamas, Barbados, and Trinidad and Tobago. For more information on PepsiAmericas, please visit our Web site at www.pepsiamericas.com.





PepsiAmericas Cautionary Statement

This release contains forward-looking statements of expected future developments, including expectations regarding increased consumption occasions and more efficient use of assets associated with the PepsiAmericas-InBev arrangement. These forward-looking statements reflect management's expectations and are based on currently available data; however, actual results are subject to risks and uncertainties, which could materially affect actual performance. Risks and uncertainties that could affect our future performance include, but are not limited to, the following: competition, including product and pricing pressures; changing trends in consumer tastes; changes in our relationship and/or support programs with PepsiCo and other brand owners; market acceptance of new product offerings; weather conditions; cost and availability of raw materials; and changing legislation. Any forward-looking statements should be read in conjunction with information about risks and uncertainties set forth in our Securities and Exchange Commission reports, including our Annual Report on Form 10-K for the year ended January 1, 2005.

###

PepsiAmericas contacts

Media:
Mary Viola, +1 847-483-6760
mary.viola@pepsiamericas.com

Investor Relations:
Alex Ware, +1 612-661-3822
alex.ware@pepsiamericas.com

InBev contacts

Media:
Marianne Amssoms, +32-16-27-67-11
marianne.amssoms@inbev.com

Investor Relations:
Patrick Verelst, +32-16-27-65-41
Patrick.verelst@inbev.com

InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, June 30, 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,



Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

:nBev

InBev nv/sa

Press Release

Brussels, June 30th, 2005 - 1/1

InBev Appoints Steve Cahillane Chief Commercial Officer

Brussels, 30 June 2005 - InBev announced today that Steve Cahillane has been appointed Chief Commercial Officer, effective August 1st. Steve succeeds Brent Willis, who was recently named Zone President Asia Pacific.

Steve Cahillane joined InBev in 1999, serving as President Labatt USA from 2001 until 2003, and most recently holding the position of Business Unit President for Interbrew UK and Ireland. He has more than ten years of experience in the alcohol-beverage industry, including General Manager of The Coors Distribution Company.

Commenting on the appointment, John Brock, CEO for InBev, said, "I look forward to working closely with Steve, as we continue to develop our global commercial strategy and take InBev from biggest to best. His extensive experience in our industry, including the years spent running his own company, will serve him well in his new position, as well as in his role as a member of the Executive Board of Management."

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Skol®-the third-largest selling beer brand in the world-Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms
Corporate Media Relations
Tel +32 16 27 67 11
Fax +32 16 50 67 11
marianne.amssoms@inbev.com

Philip Ludwig
Investors Relations
Tel +32 16 27 62 43
Fax +32 16 50 62 43
philip.ludwig@inbev.com